MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, February 9, 2026

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Santiago

Ref.: Communicate MATERIAL FACT
__________________________

Dear Sir/Madam:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Standard No. 30, duly authorized by the Board of Directors, I inform the Commission for the Financial Market (the “Commission”), as a MATERIAL FACT of LATAM Airlines Group S.A. (the “Company”), the following:

1. As of this date, the Company has received from a shareholder (the “Selling Shareholder”), a request to proceed with a sixth secondary sale of shares (the “Sixth Secondary Sale”) under the registration rights agreement (the “RRA”, by its name in English, Registration Rights Agreement) which, if successful, will be guaranteed by a firm commitment of underwriting. The implementation of such secondary sale is subject to certain variables, including market conditions.

This request meets the RRA requirements to proceed.

2. It should be noted that, under the terms of the RRA, the Selling Shareholder has the authority to determine the date on which the Sixth Secondary Sale will occur under the RRA and is even empowered to withdraw or modify its size. Therefore, the Company is not yet certain as to the date on which said secondary sale may take place.

3. As was the case with the previous secondary sales under the RRA, this Sixth Secondary Sale is expected to occur only in the United States of America and other jurisdictions outside of Chile.

4. On this date the Company will file with the Securities and Exchange Commission of the United States of America, including, inter alia, a preliminary prospectus supplement to Form F-3 filed on July 18, 2024 and a MD&A 6-K, which includes the Company’s audited financial statements as of December 31, 2025 and 2024 and, for each of the years ended December 31, 2025, 2024 and 2023, together with the independent auditor’s report. The foregoing is in compliance with the Company’s obligations under the RRA to cooperate with the Selling Shareholder and applicable United States regulations.

As required by Rule 135e of the Securities Act of the United States of America of 1933, as amended (the “Securities Law of the United States of America”), this announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. Any offer, solicitation or offer to buy, or any sale of securities, including a potential secondary sale, will be made pursuant to the registration and prospectus requirements of the United States Securities Act.

Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A..

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange